FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/S/ TAKYUNG (SAM) TSANG
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: November 18, 2010

Exhibit 99.1

China Medical Technologies Reports Second Fiscal Quarter Financial Results

Beijing, China, November 17, 2010 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based advanced in-vitro diagnostic (“IVD”) company, today announced its unaudited financial results for the second fiscal quarter ended September 30, 2010 (“2Q FY2010”).

2Q FY2010 Highlights

•	Revenues increased by 21.5% year-over-year to RMB201.8 million (US$30.2 million).

•	Non-GAAP net income, as defined below, increased 270.1% year-over-year to RMB65.4 million (US$9.8 million).

•	Non-GAAP diluted earnings per ADS*, as defined below, increased 273.1% year-over-year to RMB2.50 (US$0.37).

•	Adjusted EBITDA, as defined below, increased 62.6% year-over-year to RMB116.3 million (US$17.4 million).

•	Net cash generated from operations was RMB67.3 million (US$10.1 million).

Outlook for 3Q FY2010

•	Target revenues are expected to be not less than RMB220.0 million (US$32.9 million), representing a year-over-year increase of not less than 27.7%.

•	Target non-GAAP net income is expected to be not less than RMB74.0 million (US$11.1 million), representing a year-over-year increase of not less than 62.2%.

•	Target non-GAAP diluted earnings per ADS* is expected to be not less than RMB2.82 (US$0.42), representing a year-over-year increase of not less than 62.1%.

Outlook for FY2010

•

Target revenues are expected to be not less than RMB846.0 million (US$126.4 million), representing a year-over-year increase of not less than 17.0%. The year-over-year increase of annual revenues for FY2010 is lower than that of 3Q FY2010 because of the 10.9% year-over-year decrease in quarterly revenues of 1Q FY2010.

•	Target non-GAAP net income is expected to be not less than RMB280.0 million (US$41.9 million), representing a year-over-year increase of not less than 49.5%.

•	Target non-GAAP diluted earnings per ADS* is expected to be not less than RMB10.69 (US$1.60), representing a year-over-year increase of not less than 49.9%.

The above targets are based on the Company’s current views on the operating and market conditions, which are subject to change.

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We are pleased to see the commencement of contribution from sales of HPV-DNA chips which are expected to become another main revenue stream and an important growth driver in addition to our FISH business during the next few years. We have received strong interest in our SPR equipment from many of our top tier hospital customers and significant purchase orders on our chips from hospitals which have used our chips for their patients on a regular basis. We expect substantial growth on sales of our chips in upcoming quarters. In addition, our FISH business continued its growth momentum and our ECLIA business has resumed year-over-year growth,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company.

2Q FY2010 Unaudited Financial Results

The Company reported revenues of RMB201.8 million (US$30.2 million) for 2Q FY2010, representing a 21.5% increase from the corresponding period of FY2009.

The Company’s revenues are currently generated from two segments, molecular diagnostic systems and immunodiagnostic systems. The molecular diagnostic system segment includes FISH products and SPR products while the immunodiagnostic system segment consists of ECLIA products.

Molecular diagnostic system sales for 2Q FY2010 were RMB118.3 million (US$17.7 million), representing a 32.6% increase from the corresponding period of FY2009. The year-over-year increase was primarily due to the increase in usage of the Company’s FISH probes by existing and new hospital customers served by the Company’s direct sales personnel as well as the sales of SPR-based HPV-DNA chips of RMB3.8 million (US$0.6 million) to hospitals during 2Q FY2010.

Immunodiagnostic system sales for 2Q FY2010 were RMB83.5 million (US$12.5 million), representing an 8.7% increase from the corresponding period of FY2009. The year-over-year increase was primarily due to the increase in sales of the Company’s ECLIA reagent kits to existing and new distributors.

Gross margin was 55.2% for 2Q FY2010 which decreased year-over-year from 65.4% for the corresponding period of FY2009. Due to the commencement of sales of HPV-DNA chips, the amortization of SPR intangible assets amounted to RMB27.3 million (US$4.1 million) was classified from operating expenses to cost of revenues starting from 2Q FY2010. The year-over-year decrease in gross margin was primarily due to this change in classification. The gross margin for 2Q FY2010 would be 68.6% without this change in classification of expense.

Research and development expenses were RMB10.9 million (US$1.6 million) for 2Q FY2010, representing a 14.5% year-over-year increase. The year-over-year increase was primarily due to product research and development for FISH probes and SPR chips.

Sales and marketing expenses were RMB21.5 million (US$3.2 million) for 2Q FY2010, representing a 23.2% year-over-year increase. The year-over-year increase was primarily due to the increase in direct sales efforts for molecular diagnostic systems.

General and administrative expenses were RMB25.0 million (US$3.7 million) for 2Q FY2010, representing a 44.5% year-over-year decrease. The year-over-year decrease was primarily due to no cost of independent internal investigation and lower allowance for doubtful accounts for 2Q FY2010.

Interest expense on convertible notes was RMB32.0 million (US$4.8 million) for 2Q FY2010. As of September 30, 2010, the Company’s outstanding convertible notes of US$135 million and US$248 million bear interest at 3.5% and 4% per annum, respectively, and will mature in November 2011 and August 2013, respectively.

Interest expense on amortization of convertible notes issuance costs was RMB3.9 million (US$0.6 million) for 2Q FY2010.

Interest expense on amortization of share lending costs was RMB2.5 million (US$0.4 million) for 2Q FY2010.

Income tax expense was RMB21.8 million (US$3.3 million) for 2Q FY2010. The significant income tax expense was primarily because certain expenses of the Company such as stock compensation expense, amortization of acquired intangible assets and interest expense of convertible notes were not deductible for income tax purpose. In addition, the Company was required to accrue for withholding income tax on distributable earnings generated in China during 2Q FY2010.

Net loss was RMB2.9 million (US$0.4 million) for 2Q FY2010, representing a 94.1% decrease from the corresponding period of FY2009. The significant year-over-year decrease in net loss was primarily due to growth in molecular diagnostic system sales and recovery from immunodiagnostic system sales.

Non-GAAP net income, as defined below, was RMB65.4 million (US$9.8 million) for 2Q FY2010, representing a 270.1% increase from the corresponding period of FY2009.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) was RMB107.1 million (US$16.0 million) for 2Q FY2010, representing a 66.8% increase from the corresponding period of FY2009.

Adjusted EBITDA, which excludes stock compensation expense and gain on purchase of convertible notes from EBITDA, was RMB116.3 million (US$17.4 million) for 2Q FY2010, representing a 62.6% increase from the corresponding period of FY2009.

Stock compensation expense for 2Q FY2010 was RMB9.2 million (US$1.4 million), of which RMB0.1 million was allocated to cost of revenues, RMB1.1 million to research and development expenses, RMB0.2 million to sales and marketing expenses and RMB7.8 million to general and administrative expenses. The Company approved the grant of 2,100,000 restricted stock, equivalent to 210,000 ADSs, to directors, officers and certain employees on November 5, 2010. The restricted stock vests at the end of a three-year period.

Amortization of acquired intangible assets for 2Q FY2010 was RMB49.4 million (US$7.4 million) which was all allocated to cost of revenues.

As of September 30, 2010, the Company’s cash and cash equivalents was RMB805.9 million (US$120.5 million). Net cash generated from operating activities for 2Q FY2010 was RMB67.3 million (US$10.1 million). Net cash used in investing activities for 2Q FY2010 was RMB1.2 million (US$0.2 million). There was no financing activity for 2Q FY2010.

As of September 30, 2010, the Company’s net accounts receivable was RMB333.1 million (US$49.8 million), representing an increase of 7.0% from the balance at June 30, 2010.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.6905 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Thursday, September 30, 2010. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other rate on September 30, 2010 or at any other dates.

Update on Receivable from Chengxuan

The receivable of US$30 million from Chengxuan, one of the Company’s major shareholders and owned by Mr. Xiaodong Wu, is due on December 31, 2010 which relates to the sale of the Company’s HIFU business to Chengxuan. Chengxuan made an early payment of US$8 million to the Company in November 2010 and has indicated to the Company that the remaining amount will be paid on or before December 31, 2010.

Non-GAAP Measure Disclosures

The Company provides gross profit, operating income, net income, earnings per ADS, EBITDA and adjusted EBITDA on a Non-GAAP basis to enable investors to better assess the Company’s operating performance. The Non-GAAP measures described by the Company are reconciled to the corresponding GAAP measures in the exhibit below titled “Reconciliations of GAAP measures to Non-GAAP measures”.

The Company reported for 2Q FY2010 and provided estimates of net income and diluted earnings per ADS for 3Q FY2010 and full year FY2010 on a Non-GAAP basis. Each of the terms used by the Company is defined as follows:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of stock compensation expense and amortization of acquired intangible assets.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of stock compensation expense and amortization of acquired intangible assets.

•

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of stock compensation expense, amortization of acquired intangible assets, non-cash interest expense of convertible notes, non-cash interest expense for amortization of share lending costs and gain on purchase of convertible notes.

•	Non-GAAP earnings per ADS represents Non-GAAP net income divided by the weighted average number of ADSs used in computing basic and diluted earnings per ADS in accordance with GAAP.

•

EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income, interest expenses, income tax expense, depreciation as well as amortization of acquired intangible assets.

•	Adjusted EBITDA represents EBITDA adjusted for the effects of stock compensation expense and gain on purchase of convertible notes.

Non-GAAP financial measures are used by the Company in its financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the financial information included with this earnings announcement.

Conference Call

The Company’s senior management team will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on November 17, 2010 (or 9:00 p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number 1-800-591-6923

•	International Dial-in Number 1-617-614-4907

Passcode: CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. U.S. Eastern Time on November 18, 2010.

The dial-in details for the replay are as follows:

•	U.S. Toll Free Number 1-888-286-8010

•	International Dial-in Number 1-617-801-6888

Passcode: 10798661

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a leading China-based advanced IVD company using molecular diagnostic technologies including Fluorescent in situ Hybridization (FISH) and Surface Plasmon Resonance (SPR) and an immunodiagnostic technology, Enhanced Chemiluminescence Immunoassay (ECLIA), to develop, manufacture and distribute diagnostic products used for the detection of various cancers, diseases and disorders as well as companion diagnostic tests for targeted cancer drugs. The Company generates all of its revenues in China through the sale of diagnostic consumables including FISH probes, SPR-based DNA chips and ECLIA reagent kits to hospitals which are recurring users of the consumables for their patients. The Company sells FISH probes and SPR chips to large hospitals through its direct sales force and ECLIA reagent kits to small and mid-size hospitals through distributors. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, as well as its outlook for 3Q FY2010 and full year FY2010, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang and Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2010	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	US$
	(in thousands)

Assets
Current assets
Cash and cash equivalents	815,453	742,340	805,901	120,455
Trade accounts receivable, net	303,368	311,282	333,123	49,791
Inventories	24,889	20,177	21,351	3,191
Prepayments and other receivables	21,508	12,048	19,093	2,854
Due from a related party	204,774	203,445	200,715	30,000

Total current assets	1,369,992	1,289,292	1,380,183	206,291

Property, plant and equipment, net	155,825	151,621	147,355	22,024
Land use rights	7,049	7,001	6,954	1,039
Goodwill	8,654	8,654	8,654	1,293
Intangible assets, net	3,285,190	3,216,535	3,128,820	467,651
Convertible notes issuance costs	46,681	39,166	34,782	5,199
Share lending costs	35,678	30,744	27,905	4,171

Total assets	4,909,069	4,743,013	4,734,653	707,668

Liabilities
Current liabilities
Trade accounts payable	20,126	24,136	43,958	6,570
Accrued liabilities and other payables	183,498	186,036	173,693	25,960
Income taxes payable	57,529	56,518	59,334	8,869

Total current liabilities	261,153	266,690	276,985	41,399

Convertible notes	2,777,086	2,556,014	2,528,848	377,976
Deferred income taxes	67,134	72,518	78,408	11,720

Total liabilities	3,105,373	2,895,222	2,884,241	431,095

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 322,680,001 issued and outstanding as of March 31, 2010, June 30, 2010 and September 30, 2010	258,840	258,840	258,840	38,688
Additional paid-in capital	808,221	820,778	830,016	124,058
Treasury stock	(45,143)	(47,108)	(47,108)	(7,041)
Accumulated other comprehensive loss	(70,556)	(70,731)	(74,412)	(11,122)
Retained earnings	852,334	886,012	883,076	131,990

Total shareholders’ equity	1,803,696	1,847,791	1,850,412	276,573

Total liabilities and shareholders’ equity	4,909,069	4,743,013	4,734,653	707,668

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	US$
	As adjusted (4)
	(in thousands except for per ADS information)

Revenues, net (1)	166,066	186,170	201,834	30,167
Cost of revenues (2)	(57,517)	(61,354)	(90,477)	(13,523)

Gross profit	108,549	124,816	111,357	16,644
Operating expenses
Research and development (2)	(9,500)	(10,632)	(10,877)	(1,625)
Sales and marketing (2)	(17,432)	(18,266)	(21,473)	(3,209)
General and administrative (2)	(45,130)	(25,149)	(25,048)	(3,744)
Amortization of SPR intangible assets	(27,357)	(27,329)	—	—

Total operating expenses	(99,419)	(81,376)	(57,398)	(8,578)

Operating income	9,130	43,440	53,959	8,066
Interest income	2,196	4,597	5,119	765
Interest expense – convertible notes	(35,439)	(32,505)	(32,019)	(4,786)
Interest expense – amortization of convertible notes issuance costs	(4,381)	(4,012)	(3,906)	(584)
Interest expense – amortization of share lending costs	(2,756)	(2,475)	(2,456)	(367)
Other (expense) income, net	(255)	43,295	(1,802)	(269)

Income (loss) before income tax	(31,505)	52,340	18,895	2,825
Income tax expense	(18,343)	(18,662)	(21,831)	(3,263)

Net income (loss)	(49,848)	33,678	(2,936)	(438)

Earnings (loss) per ADS
- basic	(1.89)	1.30	(0.11)	(0.02)

- diluted (3)	(1.89)	1.29	(0.11)	(0.02)

Weighted average number of ADS
- basic	26,432,974	26,005,975	26,117,308	26,117,308

- diluted (3)	26,432,974	26,128,403	26,117,308	26,117,308

Notes:

(1)	Revenues, net

	RMB’000	RMB’000	RMB’000	US$’000

- Molecular diagnostic systems	89,233	108,092	118,347	17,689
- Immunodiagnostic systems	76,833	78,078	83,487	12,478

	166,066	186,170	201,834	30,167

Molecular diagnostic systems
- HPV-DNA chips	—	18	3,802	568

(2)	Stock compensation expense

	RMB’000	RMB’000	RMB’000	US$’000

- Cost of revenues	—	52	117	18
- Research and development	1,256	1,418	1,145	171
- Sales and marketing	—	91	204	30
- General and administrative	6,098	9,031	7,772	1,162

	7,354	10,592	9,238	1,381

(3)	Interest expense and amortization in connection with convertible notes were not added back in computing diluted earnings per ADS because they were anti-dilutive.
(4)	As a result of the adoption of new authoritative guidance governing the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing effective on April 1, 2010, the Company adjusted relevant numbers in the unaudited condensed consolidated statements of income for the three months ended September 30, 2009 retrospectively in accordance with GAAP.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	45,472	69,847	67,303	10,059

Net cash used in investing activities	(357,165)	(1,289)	(1,244)	(186)

Net cash provided by (used in) financing activities	1,011	(144,537)	—	—

Effect of foreign currency exchange rate change on cash	(155)	2,866	(2,498)	(372)

Net increase (decrease) in cash and cash equivalents	(310,837)	(73,113)	63,561	9,501
Cash and cash equivalents:
At beginning of period	1,547,533	815,453	742,340	110,954

At end of period	1,236,696	742,340	805,901	120,455

China Medical Technologies, Inc.

Reconciliations of GAAP measures to Non-GAAP measures

	For the Three Months Ended
	September 30, 2009	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	US$
	As adjusted (2)
	(in thousands except for per ADS information)
Gross profit	108,549	124,816	111,357	16,644
Adjustments:
Stock compensation expense	—	52	117	18
Amortization of acquired intangible assets	22,430	22,414	49,422	7,386

Non-GAAP gross profit	130,979	147,282	160,896	24,048

Gross margin	65.4%	67.0%	55.2%	55.2%

Non-GAAP gross margin	78.9%	79.1%	79.7%	79.7%

Operating income	9,130	43,440	53,959	8,066
Adjustments:
Stock compensation expense	7,354	10,592	9,238	1,381
Amortization of acquired intangible assets	49,787	49,743	49,422	7,386

Non-GAAP operating income	66,271	103,775	112,619	16,833

Operating margin	5.5%	23.3%	26.7%	26.7%

Non-GAAP operating margin	39.9%	55.7%	55.8%	55.8%

Net income (loss)	(49,848)	33,678	(2,936)	(438)
Adjustments:
Stock compensation expense	7,354	10,592	9,238	1,381
Amortization of acquired intangible assets	49,787	49,743	49,422	7,386
Non-cash interest expense of convertible notes	7,621	7,916	7,221	1,079
Non-cash interest expense – amortization of share lending costs	2,756	2,475	2,456	367
Gain on purchase of convertible notes	—	(47,393)	—	—

Non-GAAP net income	17,670	57,011	65,401	9,775

GAAP net margin	—	18.1%	—	—

Non-GAAP net margin	10.6%	30.6%	32.4%	32.4%

Net income (loss)	(49,848)	33,678	(2,936)	(438)
Adjustments:
Interest income	(2,196)	(4,597)	(5,119)	(765)
Interest expense – convertible notes	35,439	32,505	32,019	4,786
Interest expense – amortization of convertible notes issuance costs	4,381	4,012	3,906	584
Interest expense – amortization of share lending costs	2,756	2,475	2,456	367
Income tax expense	18,343	18,662	21,831	3,263
Depreciation	5,521	5,475	5,497	822
Amortization of acquired intangible assets	49,787	49,743	49,422	7,386

EBITDA	64,183	141,953	107,076	16,005

EBITDA margin	38.6%	76.2%	53.1%	53.1%

EBITDA	64,183	141,953	107,076	16,005
Adjustments:
Stock compensation expense	7,354	10,592	9,238	1,381
Gain on purchase of convertible notes	—	(47,393)	—	—

Adjusted EBITDA	71,537	105,152	116,314	17,386

Adjusted EBITDA margin	43.1%	56.5%	57.6%	57.6%

Earnings (loss) per ADS
- basic	(1.89)	1.30	(0.11)	(0.02)

- diluted	(1.89)	1.29	(0.11)	(0.02)

Non-GAAP earnings per ADS
- basic	0.67	2.19	2.50	0.37

- diluted (1)	0.67	2.18	2.50	0.37

Weighted average number of ADS
- basic	26,432,974	26,005,975	26,117,308	26,117,308

- diluted (1)	26,432,974	26,128,403	26,117,308	26,117,308

Notes:

(1)	Interest expense and amortization in connection with convertible notes were not added back in computing non-GAAP diluted earnings per ADS because they were anti-dilutive.
(2)	As a result of the adoption of new authoritative guidance governing the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing effective on April 1, 2010, the Company adjusted relevant numbers in the unaudited condensed consolidated statements of income for the three months ended September 30, 2009 retrospectively in accordance with GAAP.